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Exhibit 99.1

        LETTER OF TRANSMITTAL

FORTIS INC.

OFFER TO EXCHANGE

2.100% Notes due 2021 and 3.055% Notes due 2026
That Have Been Registered under the Securities Act of 1933
for Any and All Outstanding Unregistered
2.100% Notes due 2021 and 3.055% Notes due 2026

        THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., NEW YORK CITY TIME, ON JUNE 28, 2017
UNLESS THE OFFER IS EXTENDED

Deliver to The Bank of New York Mellon (the "Exchange Agent")

  The Bank of New York Mellon
  c/o The Bank of New York Mellon Corporation
  Corporate Trust Operations — Reorganization Unit
  111 Sanders Creek Parkway
  East Syracuse, NY 13057

  E-mail: CT_REORG_UNIT_INQUIRIES@BNYMELLON.COM
  Telephone: 315-414-3362
  Fax: 732-667-9408

        Delivery of this Letter of Transmittal to an address other than as set forth above or transmission of this Letter of Transmittal to a facsimile number other than as set forth above will not constitute a valid delivery. The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

        The undersigned hereby acknowledges receipt of the Prospectus Supplement dated May 31, 2017 (the "Prospectus Supplement") to the short form base shelf prospectus dated November 30, 2016 (the "Base Prospectus" and together with the Prospectus Supplement, the "Prospectus") of Fortis Inc. (the "Corporation") and this Letter of Transmittal, which together constitute the Corporation's offer to exchange (the "Exchange Offer") US$500,000,000 aggregate principal amount of new 2.100% Notes due 2021 and US$1,500,000,000 aggregate principal amount of new 3.055% Notes due 2026 (collectively, the "New Notes"), in each case, that have been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of the Corporation's outstanding unregistered 2.100% Notes due 2021 and the Corporation's outstanding unregistered 3.055% Notes due 2026, respectively (collectively, the "Initial Notes"), pursuant to a registration statement of which the Prospectus forms a part. The terms of the New Notes are substantially identical to the terms of the Initial Notes for which they are offered to be exchanged pursuant to the Exchange Offer, except that the New Notes (i) have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, (ii) will not entitle their holders to registration rights, (iii) will bear different CUSIP numbers from the Initial Notes of the respective series, and (iv) will not contain provisions relating to any increase in annual interest rate, as described in the Prospectus under "Exchange Offer — Additional Interest", or the special mandatory redemption (which is no longer applicable).

        The term "Expiration Date" shall mean 5:00 p.m., New York City time, on June 28, 2017, unless the Corporation, in its sole discretion, extends the Exchange Offer, in which case the term shall mean the latest date and time to which the Exchange Offer is extended. Capitalized terms used but not defined herein have the meaning given to them in the Prospectus.

        A holder of Initial Notes who wishes to tender its Initial Notes must fill in the necessary account information in the table below entitled "Account Information" (the "Account Information Table"), complete columns (1) through (3) in the table below entitled "Description of Initial Notes Tendered" (the "Description Table"), and complete and sign in the box below entitled "Registered Holder(s) of Initial Notes Sign Here." If a

holder of Initial Notes wishes to tender less than all of its Initial Notes, column (4) of the Description Table must also be completed. See Instruction 3.

        Holders of Initial Notes that tender their Initial Notes by book-entry transfer to the Exchange Agent's account at The Depository Trust Company ("DTC") may execute the exchange through the DTC Automated Tender Offer Program. DTC participants that are accepting the exchange should transmit their acceptance to DTC, which will edit and verify the acceptance and execute a book-entry delivery to the Exchange Agent's account at DTC. DTC will then send an agent's message to the Exchange Agent for its acceptance. Delivery of the agent's message by DTC will satisfy the terms of the exchange as to execution and delivery of a Letter of Transmittal by the participant identified in the agent's message. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY OF SUCH DOCUMENTS TO THE EXCHANGE AGENT.

        The tendering holder must complete, execute and deliver this Letter of Transmittal to indicate the action such tendering holder desires to take with respect to the Exchange Offer.

        PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL, INCLUDING THE ACCOMPANYING INSTRUCTIONS, AND THE PROSPECTUS CAREFULLY BEFORE CHECKING ANY BOX BELOW.

        YOUR BANK OR BROKER CAN ASSIST YOU IN COMPLETING THIS FORM. THE INSTRUCTIONS INCLUDED WITH THIS LETTER OF TRANSMITTAL MUST BE FOLLOWED. QUESTIONS AND REQUESTS FOR ASSISTANCE OR FOR ADDITIONAL COPIES OF THE PROSPECTUS AND THIS LETTER OF TRANSMITTAL MAY BE DIRECTED TO THE EXCHANGE AGENT OR THE CORPORATION. SEE INSTRUCTION 9.

        List below the Initial Notes to which this Letter of Transmittal relates. If the space indicated below is inadequate, the Certificate Numbers and Principal Amounts should be listed on a separately signed schedule affixed hereto.

DESCRIPTION OF INITIAL NOTES TENDERED

2.100% Notes due 2021

(1) Name(s) and Address(es) of Registered Holder(s)	(2) Certificate or Registration Number*	(3) Aggregate Principal Amount Represented by Certificates**	(4) Principal Amount Tendered (if less than all)**

Total

3.055% Notes due 2026

(1) Name(s) and Address(es) of Registered Holder(s)	(2) Certificate or Registration Number*	(3) Aggregate Principal Amount Represented by Certificates**	(4) Principal Amount Tendered (if less than all)**

Total

*
Certificate or Registration Number need not be completed by book-entry Holders (as defined below).

**
Unless otherwise indicated in column (4) of the applicable table, the Holder will be deemed to have tendered the full aggregate principal amount of such Initial Notes. All tenders of Initial Notes must be in integral multiples of US$1,000.

        This Letter of Transmittal is to be used if the Holder desires to tender Initial Notes (i) by delivery of certificates representing such Initial Notes or by book-entry transfer to an account maintained by the Exchange Agent at DTC, according to the procedures set forth in the Prospectus under the caption "Exchange Offer — Procedures for Tendering" or (ii) according to the guaranteed delivery procedures set forth in the Prospectus under the caption "Exchange Offer — Guaranteed Delivery Procedures." See Instruction 2 of this Letter of Transmittal for a summary of the information provided in the Prospectus.

        The term "Holder" with respect to the Exchange Offer means any person in whose name Initial Notes are registered on the books of the Corporation or any other person who has obtained a properly completed bond power from the registered Holder of Initial Notes.

ACCOUNT INFORMATION

☐	CHECK HERE IF TENDERED INITIAL NOTES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE EXCHANGE AGENT WITH A BOOK-ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:
Name of Tendering Institution:
	The Depository Trust Company Account Number:	Transaction Code Number:

Holders who wish to tender Initial Notes (1) whose Initial Notes are not immediately available, (2) who cannot deliver their Initial Notes, this Letter of Transmittal or any other required documents to the Exchange Agent, or (3) who cannot complete the procedures for book-entry transfer prior to the Expiration Date as set forth in the Prospectus under the caption "Exchange Offer — Procedures for Tendering", must tender their Initial Notes according to the guaranteed delivery procedures set forth in the Prospectus under the caption "Exchange Offer — Guaranteed Delivery Procedures." See Instruction 2.

☐	CHECK HERE IF TENDERED INITIAL NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY AND COMPLETE THE FOLLOWING:
Name(s) of Registered Holder(s):
Name of Eligible Institution that Guaranteed Delivery:
Date of Execution of Notice of Guaranteed Delivery:
If delivered by book-entry transfer:
	Account Number:	Transaction Code Number:

☐	CHECK HERE IF YOU ARE A BROKER-DEALER AND WISH TO RECEIVE 10 ADDITIONAL COPIES OF THE PROSPECTUS AND 10 COPIES OF ANY AMENDMENTS OR SUPPLEMENTS THERETO.
	Name:	Address:

SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

        Upon the terms and subject to the conditions of the Exchange Offer, the undersigned hereby tenders to the Corporation the principal amount of the Initial Notes indicated above in exchange for a like principal amount of the New Notes. Subject to, and effective upon, the acceptance for exchange of such Initial Notes tendered hereby, the undersigned hereby exchanges, assigns and transfers to, or upon the order of, the Corporation all right, title and interest in and to such Initial Notes as are being tendered hereby, including all rights to accrued and unpaid interest thereon as of the Expiration Date and any and all claims in respect of or arising or having arisen as a result of the undersigned's status as a holder of the Initial Notes tendered hereby. The undersigned hereby irrevocably constitutes and appoints the Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that said Exchange Agent also acts as the agent of the Corporation in connection with the Exchange Offer) to cause the Initial Notes to be assigned, transferred and exchanged. The undersigned represents and warrants that (i) it has full power and authority to tender, exchange, assign and transfer the Initial Notes and to acquire New Notes issuable upon the exchange of such tendered Initial Notes and (ii) when the same are accepted for exchange, the Corporation will acquire good and unencumbered title to the tendered Initial Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims or proxies.

        The undersigned is the registered owner of all tendered Initial Notes and the undersigned represents to the Corporation that it has received from each beneficial owner of tendered Initial Notes ("Beneficial Owners") a duly completed and executed form of "Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner" accompanying this Letter of Transmittal, instructing the undersigned to take the action described in this Letter of Transmittal.

        The undersigned hereby further represents that (i) it is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Corporation, or if it is such an "affiliate," it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (ii) it has no arrangements or understandings with any person to participate in the distribution of the New Notes within the meaning of the Securities Act, and (iii) the New Notes to be received by it are being acquired in the ordinary course of its business.

        The undersigned acknowledges that the Exchange Offer is being made based upon the Corporation's understanding of the interpretations of the staff of the Securities and Exchange Commission (the "SEC") set forth in no-action letters issued to third parties, and that, subject to the additional requirements below applicable to certain broker-dealers, the Corporation believes the undersigned may offer the New Notes for resale, resell and otherwise transfer the New Notes without compliance with the registration or prospectus delivery provisions of the Securities Act if the undersigned is (i) not an affiliate, under Rule 405 of the Securities Act, of the Corporation, (ii) acquiring such New Notes in the ordinary course of the undersigned's business, and (iii) not participating, does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes issued to the undersigned.

        If the undersigned is a broker-dealer that receives New Notes for its own account in exchange for Initial Notes where such Initial Notes were not acquired by it directly from the Corporation or any of its affiliates, it also represents that (i) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) it did not purchase such Initial Notes from the Corporation or any of its affiliates. However, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        The undersigned acknowledges that, if it is unable to make the foregoing acknowledgements and representations, it cannot rely on the foregoing interpretations of the staff of the SEC expressed in the no-action letters and, in the absence of an exemption from registration under the Securities Act, it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. Failure to comply with such requirements in such instance could result in the undersigned incurring liability under the Securities Act for which it will not be indemnified by the Corporation.

        The undersigned, whether or not it is a broker-dealer, also represents that it is not acting on behalf of any person that could not truthfully and completely make any of the foregoing acknowledgements and representations.

        The undersigned will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Corporation to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Notes. The undersigned agrees that acceptance of any tendered Initial Notes by the Corporation and the issuance of New Notes in exchange therefor shall constitute performance in full by the Corporation of its obligations under the Registration Rights Agreement to register the Initial Notes of the undersigned.

        The Exchange Offer is subject to certain conditions set forth in the Prospectus under the caption "Exchange Offer — Conditions." The undersigned acknowledges that, as a result of these conditions (which may be waived, in whole or in part, by the Corporation at its sole direction), the Corporation may not be required to exchange any of the Initial Notes tendered hereby and, in such event, the Initial Notes not exchanged will be returned to the undersigned.

        TENDERS OF INITIAL NOTES MADE PURSUANT TO THE EXCHANGE OFFER MAY NOT BE WITHDRAWN AFTER 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. A PURPORTED WRITTEN NOTICE OF WITHDRAWAL WILL BE EFFECTIVE ONLY IF DELIVERED TO THE EXCHANGE AGENT IN WRITING IN ACCORDANCE WITH THE SPECIFIC PROCEDURES SET FORTH IN THE PROSPECTUS UNDER THE HEADING "EXCHANGE OFFER — WITHDRAWAL OF TENDERS."

        All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned. Each obligation of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Tendered Initial Notes may be withdrawn at any time prior to the Expiration Date only in accordance with the procedures set forth in the Instructions contained in this Letter of Transmittal and the Prospectus.

        Unless otherwise indicated in the box entitled "Special Registration Instructions" or the box entitled "Special Delivery Instructions" in this Letter of Transmittal, certificates for New Notes delivered in exchange for tendered Initial Notes, and any Initial Notes delivered herewith but not exchanged, will be registered in the name of the undersigned and shall be delivered to the undersigned. If a New Note is to be issued or mailed to any person other than the undersigned or to be mailed to the undersigned at an address different than the address shown on this Letter of Transmittal, the appropriate boxes of this Letter of Transmittal should be completed. If Initial Notes are surrendered by Holder(s) that have completed either the box entitled "Special Registration Instructions" or the box entitled "Special Delivery Instructions" in this Letter of Transmittal, the signature(s) on this Letter of Transmittal must be guaranteed by an Eligible Institution (defined in Instruction 2).

SPECIAL REGISTRATION INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the New Notes and any Initial Notes delivered herewith but not exchanged are to be issued in the name of someone other than the undersigned or are to be returned by credit to an account maintained by a book-entry transfer facility other than the account indicated above.
To be completed ONLY if the New Notes and any Initial Notes delivered herewith but not exchanged are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown under "Description of Initial Notes Tendered."
Issue New Notes and any Initial Notes delivered herewith but not exchanged to:	Mail New Notes and any Initial Notes delivered herewith but not exchanged to:
Name:	Name:

Address:	Address:

(Please print or type)	(Please print or type)
(Tax Identification or Social Security Number)	(Tax Identification or Social Security Number)
Credit New Notes and any Initial Notes delivered herewith but not exchanged to the following book-entry transfer facility account:
(Name of book-entry transfer facility)
(Account number)

REGISTERED HOLDER(S) OF INITIAL NOTES SIGN HERE
(in addition, complete Form W-9 below)
X
X
(Signature(s) of Registered Holder(s))

Must be signed by registered holder(s) exactly as name(s) appear(s) on the Initial Notes or on a security position listing as the owner of the Initial Notes or by person(s) authorized to become registered holder(s) by properly completed bond powers transmitted herewith. If signature is by attorney-in-fact, trustee, executor, administrator, guardian, officer of a corporation or other person acting in a fiduciary capacity, please provide the following information (Please print or type):
Name and Capacity (full title):

Address (including zip code):

Area Code and Telephone Number:

Tax Identification or Social Security Number:

Dated:
SIGNATURE GUARANTEE (If required — See Instruction 4)
Authorized Signature:

(Signature of Representative of Signature Guarantor)
Name and Title:

Name of Firm:

Area Code and Telephone Number:

(Please print or type)
Dated:

INSTRUCTIONS
FORMING PART OF THE TERMS AND
CONDITIONS OF THE EXCHANGE OFFER

1.
Delivery of this Letter of Transmittal and Certificates for Tendered Initial Notes.

        All certificates representing Initial Notes or confirmation of any book-entry transfer to the Exchange Agent's account at DTC, as well as a properly completed and duly executed copy of this Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, must be received by the Exchange Agent at any of its addresses set forth herein on or prior to the Expiration Date.

        The Holder assumes the risk associated with the delivery of this Letter of Transmittal, the Initial Notes and any other required documents. Except as otherwise provided below, delivery will be deemed made only when the Exchange Agent has actually received the applicable items. If such delivery is by mail, it is suggested that registered mail with return receipt requested, properly insured, be used. As an alternative to delivery by mail, Holders may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. No Letter of Transmittal or Initial Notes should be sent to the Corporation. Delivery of this Letter of Transmittal to an address other than as set forth herein or transmission of this Letter of Transmittal to a facsimile number other than as set forth herein will not constitute a valid delivery.

        No alternative, conditional, irregular or contingent tenders will be accepted. All tendering Holders, by execution of this Letter of Transmittal (or facsimile thereof), shall waive any right to receive notice of the acceptance of the Initial Notes for exchange.

2.
Guaranteed Delivery Procedures.

        Holders who wish to tender their Initial Notes and (a) whose Initial Notes are not immediately available, (b) who cannot deliver their Initial Notes, this Letter of Transmittal or any other required documents to the Exchange Agent, or (c) who cannot complete the procedures for book-entry transfer set forth in the Prospectus under the caption "Exchange Offer — Procedures for Tendering" prior to the Expiration Date, may effect a tender if:

  (1)
  the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., through a commercial bank or trust company having an office or correspondent in the United States or through an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (an "Eligible Institution");

  (2)
  prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) (i) setting forth the name and address of the Holder, the registration or certificate number(s) of such Initial Notes and the principal amount of Initial Notes tendered, (ii) stating that the tender is being made thereby and (iii) guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, this Letter of Transmittal (or facsimile thereof), together with the certificates representing Initial Notes (or a book-entry confirmation) and any other documents required by this Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

  (3)
  the properly completed and executed Letter of Transmittal (or facsimile thereof), as well as duly executed certificates representing all tendered Initial Notes in proper form for transfer (or a book-entry confirmation) and all other documents required by this Letter of Transmittal, are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

        Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Initial Notes according to the guaranteed delivery procedures set forth above. Any holder who wishes to tender Initial Notes pursuant to the guaranteed delivery procedures described above must ensure that the Exchange Agent receives the Notice of Guaranteed Delivery relating to such Initial Notes prior to the Expiration Date. Failure to complete the guaranteed delivery procedures outlined above will not, of itself, affect the validity or effect a revocation of any Letter of Transmittal form properly completed and executed by a Holder who attempted to use the guaranteed delivery procedures.

3.
Partial Tenders; Withdrawals.

        Tenders of Initial Notes will be accepted only in integral multiples of US$1,000. If less than the entire principal amount of Initial Notes evidenced by a submitted certificate is tendered, the tendering Holder should fill in the principal amount tendered in the column entitled "Principal Amount Tendered (if less than all)" in the Description Table. The aggregate principal amount of all Initial Notes delivered to the Exchange Agent will be deemed to have been tendered unless otherwise indicated in the column entitled "Principal Amount Tendered (if less than all)" in the Description Table. A newly issued Initial Note for the principal amount of Initial Notes submitted but not tendered will be sent to such Holder as soon as practicable after the Expiration Date unless otherwise provided in the appropriate box on this Letter of Transmittal. Book-entry transfer to the Exchange Agent should be made in the exact principal amount of Initial Notes tendered.

        Initial Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Thereafter, tenders of Initial Notes are irrevocable. To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent. Any such notice of withdrawal must (i) specify the name of the person having deposited the Initial Notes to be withdrawn (the "Depositor"), (ii) identify the Initial Notes to be withdrawn (including the certificate or registration number(s) and principal amount of such Initial Notes, or, in the case of Initial Notes transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited), (iii) contain a statement that such Holder is withdrawing its election to have such Initial Notes exchanged, (iv) be signed by the Holder in the same manner as the original signature on this Letter of Transmittal (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the Initial Notes register the transfer of such Initial Notes into the name of the person withdrawing the tender and (v) specify the name in which any such Initial Notes are to be registered, if different from that of the Depositor. If Initial Notes have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must also comply with DTC's procedures. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Corporation, whose determination shall be final and binding on all parties. Any Initial Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Initial Notes so withdrawn are validly retendered. Any Initial Notes that have been tendered but not accepted for exchange will be returned to the Holder thereof without cost to such Holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer, unless otherwise provided in the appropriate box on this Letter of Transmittal.

4.
Signature on this Letter of Transmittal; Written Instruments and Endorsements; Guarantee of Signatures.

        If this Letter of Transmittal is signed by the registered Holder(s) of the Initial Notes tendered hereby, the signature must correspond with the name(s) as written on the face of the certificates without alteration or enlargement or any change whatsoever. If this Letter of Transmittal is signed by a participant in a book-entry transfer facility, the signature must correspond with the name as it appears on the security position listing as the owner of the Initial Notes.

        If any of the Initial Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

        If a number of Initial Notes registered in different names are tendered, it will be necessary to complete, sign and submit as many separate copies of this Letter of Transmittal as there are different registrations of Initial Notes.

        Signatures on this Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution unless the Initial Notes tendered hereby are tendered (i) by a registered Holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" or (ii) for the account of an Eligible Institution.

        If this Letter of Transmittal is signed by the registered Holder or Holders of Initial Notes (which term, for the purposes described herein, shall include a participant in the book-entry transfer facility whose name appears on a security listing as the holder of the Initial Notes) listed and tendered hereby, no endorsements of the tendered Initial Notes or separate written instruments of transfer or exchange are required. In any other case, the registered Holder (or acting Holder) must either properly endorse the Initial Notes or transmit properly completed bond powers with this Letter of Transmittal (in either case, executed exactly as the name(s) of the registered Holder(s) appear(s) on the Initial Notes, and, with respect to a participant in a book-entry transfer facility whose name appears on a security position listing as the owner of Initial Notes, exactly as the name of the participant appears on such security position listing), with the signature on the Initial Notes or bond power guaranteed by an Eligible Institution (except where the Initial Notes are tendered for the account of an Eligible Institution).

        If this Letter of Transmittal, any certificates or separate written instruments of transfer or exchange are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Corporation, proper evidence satisfactory to the Corporation of their authority to so act must be submitted within this Letter of Transmittal.

5.
Special Registration and Delivery Instructions.

        Tendering Holders should indicate, in the applicable box, the name and address (or account at the book-entry transfer facility) in which the New Notes (or newly issued Initial Notes for principal amounts not tendered or any Initial Notes not accepted for exchange) are to be issued (or deposited), if different from the names and addresses or accounts of the person signing this Letter of Transmittal. In the case of issuance in a different name, the employer identification number or social security number of the person named must also be indicated and the tendering Holder should complete the applicable box on this Letter of Transmittal.

        If no instructions are given, the New Notes (and any newly issued Initial Notes for principal amounts not tendered or any Initial Notes not accepted) will be issued in the name of and sent to the acting Holder of the Initial Notes or deposited at such Holder's account at a book-entry transfer facility.

6.
Security Transfer Taxes.

        Holders who tender their Initial Notes for exchange will not be obligated to pay any transfer taxes in connection therewith. If, however, New Notes are to be delivered to, or are to be issued in the name of, any person other than the registered Holder of the Initial Notes tendered or if tendered Initial Notes are registered in the name of any person other than the undersigned, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes in connection with the Exchange Offer, then the amount of any such transfer tax (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemptions therefrom is not submitted with this Letter of Transmittal, the amount of such transfer tax will be billed directly to such tendering Holder.

7.
Waiver of Conditions.

        The Corporation reserves the absolute right to waive, in whole or in part, any of the conditions to the Exchange Offer set forth in the Prospectus.

8.
Mutilated, Lost, Stolen or Destroyed Initial Notes.

        Any Holder whose Initial Notes have been mutilated, lost, stolen or destroyed should contact the Exchange Agent at the address indicated above for further instructions.

9.
Requests for Assistance or Additional Copies.

        Questions relating to the procedure for tendering, as well as requests for additional copies of the Prospectus and this Letter of Transmittal, may be directed to the Exchange Agent at the address and telephone number(s) set forth above. In addition, all questions relating to the Exchange Offer may be directed to the Corporation, Attention: Vice President, General Counsel.

10.
Backup Withholding; Form W-9.

        Under U.S. Federal income tax law, a Holder whose tendered original notes are accepted for exchange is required to provide the Exchange Agent with such holder's correct taxpayer identification number ("TIN") on Form W-9, a copy of such form is attached to this Letter of Transmittal. If the Exchange Agent is not provided with the correct TIN, the Internal Revenue Service may subject the holder or other payee to a US$50 penalty. In addition, payments to a holder or other payee with respect to original notes exchanged pursuant to the Exchange Offer may be subject to backup withholding (as of the date of this Letter of Transmittal, the rate of such backup withholding is 28%).

        The holder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the registered owner of the original notes or of the last transferee appearing on the transfers attached to, or endorsed on, the original notes.

        Certain holders (including, among others, corporations, financial institutions and certain foreign persons) may not be subject to these backup withholding and reporting requirements. Such holders should nevertheless complete the attached Form W-9, and write "exempt" on the face thereof, to avoid possible erroneous backup withholding. A foreign person may qualify as an exempt recipient by submitting a properly completed Form W-8, signed under penalties of perjury, attesting to that holder's non-U.S. status.

        Backup withholding is not an additional tax. Rather, the U.S. Federal income tax liability of a person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

11.
Validity and Form.

        All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Initial Notes will be determined by the Corporation in its sole discretion, which determination will be final and binding. The Corporation reserves the absolute right to reject any and all Initial Notes not properly tendered or any Initial Notes the Corporation's acceptance of which would, in the opinion of counsel for the Corporation, be unlawful. The Corporation also reserves the right to waive any defects, irregularities or conditions of tender as to particular Initial Notes. The Corporation's interpretation of the terms and conditions of the Exchange Offer (including the instructions in this Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes must be cured within such time as the Corporation shall determine. Although the Corporation intends to notify Holders of defects or irregularities with respect to tenders of Initial Notes, neither the Corporation, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Initial Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Initial Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holders as soon as practicable following the Expiration Date, unless otherwise provided in the appropriate box on this Letter of Transmittal.

IMPORTANT: This Letter of Transmittal or a facsimile thereof (together with Initial Notes or confirmation of book entry transfer and all other required documents) or a Notice of Guaranteed Delivery must be received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only one of the following seven boxes:
☐ Individual/sole proprietor or    ☐ C Corporation    ☐ S Corporation    ☐ Partnership    ☐ Trust/estate
      single-member LLC

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) > _____	Exempt payee code (if any) _____
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.	Exemption from FATCA reporting code (if any) _____ (Applies to accounts maintained outside the U.S.)
☐ Other (see instructions) >

5 Address (number, street, and apt. or suite no.)	Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

	–	–

or

Employer identification number

–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2.
I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3.	I am a U.S. citizen or other U.S. person (defined below); and
4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here	Signature of U.S. person >	Date >

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

• Form 1099-INT (interest earned or paid)

• Form 1099-DIV (dividends, including those from stocks or mutual funds)

• Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

• Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

• Form 1099-S (proceeds from real estate transactions)

• Form 1099-K (merchant card and third party network transactions)

• Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

• Form 1099-C (canceled debt)

• Form 1099-A (acquisition or abandonment of secured property)

      Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

      If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

      By signing the filled-out form, you:

      1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

      2. Certify that you are not subject to backup withholding, or

      3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

      4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Cat. No. 10231X	Form W-9 (Rev. 12-2014)

Form W-9 (Rev. 12-2014)	Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

      In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

      If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

      1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

      2. The treaty article addressing the income.

      3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

      4. The type and amount of income that qualifies for the exemption from tax.

      5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

      Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

      If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

      You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

      1. You do not furnish your TIN to the requester,

      2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

      3. The IRS tells the requester that you furnished an incorrect TIN,

      4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

      5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

      Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

      Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

      If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

      a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

      b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

      c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

      d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

      e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014)	Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

      The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

      1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

      2 – The United States or any of its agencies or instrumentalities

      3 – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

      4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities

      5 – A corporation

      6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

      7 – A futures commission merchant registered with the Commodity Futures Trading Commission

      8 – A real estate investment trust

      9 – An entity registered at all times during the tax year under the Investment Company Act of 1940

      10 – A common trust fund operated by a bank under section 584(a)

      11 – A financial institution

      12 – A middleman known in the investment community as a nominee or custodian

      13 – A trust exempt from tax under section 664 or described in section 4947

      The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .

Interest and dividend payments	All exempt payees except for 7

Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4

Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]

Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

      A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

      B – The United States or any of its agencies or instrumentalities

      C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

      D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

      E – A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

      F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

      G – A real estate investment trust

      H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

      I – A common trust fund as defined in section 584(a)

      J – A bank as defined in section 581

      K – A broker

      L – A trust exempt from tax under section 664 or described in section 4947(a)(1)

      M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

      If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

      If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

      If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution:A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 12-2014)	Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

      For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

      1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

      2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

      3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

      4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

      5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:

1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:		Give name and EIN of:

7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity[4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2 Circle the minor's name and furnish the minor's SSN.

3 You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2.

* Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

      To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

      If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

      If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

      For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

      Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

      The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

      If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

      Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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Exhibit 99.1